Interbrew

THE WORLD'S LOCAL BREWER

02 DEC 12 AM 9:56

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By 02069013

Leuven, 6 December 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

1/13

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew confirms outlook of trading update

Brussels, 6 December 2002

On 28 October 2002, Interbrew, *The World's Local Brewer©*, published a trading update regarding the development of its business over the first nine months of 2002. Before entering into the radio silence period preceding the publication of the full year 2002 results, (starting January 11th, 2003), Interbrew confirms that, compared to what it understands to be the analysts market consensus:

- **FOREX movements and the previously announced, weaker performance in Russia have a slight impact on the EBITDA forecast for 2002,**
- **This impact is offset by lower CAPEX and depreciation which are below what is Interbrew's understanding of analysts market consensus.**

As a consequence, the EPS 2002 target (before goodwill amortization and restructuring) is confirmed at €1.50.

Interbrew confirms what it understands to be the market consensus for EBIT 2002 (excluding Carling & restructuring) at €835 million. Concerning CAPEX, the lower 2002 target of €500 million is confirmed.

The above is in line with the elements disclosed in the trading update of October 28, 2002, which highlighted Interbrew's solid and overall growth in 2002.

Concerning guidance for future years, Interbrew expects its future EBITDA to be impacted by FOREX and higher pension charges. The CAPEX guidance for the next 3 years is around €520 million/year. Coupon rate guidance for 2003 stands at approx. 5.30%

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com